SCHEDULE 13G
Amendment No. 3
Tricon Global Restaurants, Inc.
Common Stock No Par Value


Cusip #:  895-953-10-7
Item 1:  Reporting Person Tiger
Management L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  -0-
Item 7:  -0-
Item 8:  -0-
Item 9:  -0-
Item 11:  0%
Item 12: IA


Cusip #:  895-953-10-7
Item 1:  Reporting Person Tiger
Performance L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  -0-
Item 7:  -0-
Item 8:  -0-
Item 9:  -0-
Item 11:  0%
Item 12: IA


Cusip #:  895-953-10-7
Item 1:  Reporting Person Julian H.
Robertson, Jr.
Item 4:  U.S.
Item 5:  -0-
Item 6:  -0-
Item 7:  -0-
Item 8:  -0-
Item 9:  -0-
Item 11:  0%
Item 12: IN

Item 1 (a). Tricon Global
Restaurants, Inc.

Item 1(b). 1441 Gardiner
Lane, Louisville, Kentucky  40213

Item 2(a).  This statement
is filed on behalf of Tiger
Management L.L.C. ("TMLLC")
and Tiger Performance L.L.C.
("TPLLC).

Julian H. Robertson, Jr. is
the ultimate controlling
person of TMLLC and TPLLC.
Item 2(b).  The address of
each reporting person is 101
Park Avenue, New York, NY
10178.

Item 2(c). Incorporated by
reference to item (4) of the
cover page pertaining to
each reporting person.

Item 2(d). Common Stock No
par value.

Item 2(e).  Cusip # 895-953-10-7

Item 3. TMLLC and
TPLLC are investment
advisers registered under
Section 203 of the
Investment Advisers Act of
1940.

Item 4.  Ownership is
incorporated by reference to
items (5)-(9) and (11) of
the cover page pertaining to
each reporting person

Item 5.  The reporting persons have
ceased to be the beneficial owners of
more than five percent of the class as of 12/31/99.

Item 6.  Not applicable

Item 7.  Not applicable

Item 8.  Not applicable

Item 9.  Not applicable

Item 10.  By signing below,
I certify that, to the best
of my knowledge and belief,
the securities referred to
above were acquired in the
ordinary course of business
and were not acquired for
the purpose of and do not
have the effect of changing
or influencing the control
of the issuer of such
securities and were not
acquired in connection with
or as a participant in any
transaction having such
purpose or effect. After
reasonable inquiry and to
the best of my knowledge and
belief, I certify that the
information set forth in
this statement is true,
complete and correct.

February 14, 2000

TIGER MANAGEMENT L.L.C.
/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.
/s/ Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.
By:  /s/  Nolan Altman Under
Power of Attorney dated
1/11/00 On File with Schedule 13GA No. 3
for Bowater Incorporated 2/14/00,
Attached Exhibit

AGREEMENT
The undersigned agree that
this Amendment No. 3 to
Schedule 13G dated February
14, 2000 relating to shares
of capital stock of Tricon
Global Restaurants,
Inc. shall be filed on
behalf of each of the
undersigned.

TIGER MANAGEMENT L.L.C.
/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.
/s/ Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.
By:  /s/  Nolan Altman Under
Power of Attorney dated
1/11/00 On File with Schedule 13GA No. 3
for Bowater Incorporated 2/14/00,
Attached Exhibit